Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three months ended March 31, 2020

(unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2020.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note		March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents			$12,688	$12,965
Accounts receivable	3		9,700	10,216
Inventories	4		8,020	6,328
Prepaid expenses			1,965	1,855
Total current assets			32,373	31,364
Non-current assets:
Property, plant and equipment			1,207	1,282
Intangible assets	5 & 6		9,844	9,599
Other assets			39	39
Total non-current assets			11,090	10,920
Total assets			$43,463	$42,284
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	10	(b)	$10,064	$9,384
Current portion of royalty obligation	7		1,010	872
Current portion of acquisition payable	5		709	649
Income taxes payable			564	517
Current portion of lease obligation			249	240
Total current liabilities			12,596	11,662
Non-current liabilities
Royalty obligation	7		1,176	1,176
Acquisition payable	5		1,852	1,655
Lease obligation			793	849
Total non-current liabilities			3,821	3,680
Total liabilities			16,417	15,342
Equity:
Share capital	8	(b)	85,364	85,364
Warrants	8	(d)	1,949	1,949
Contributed surplus			8,105	8,028
Accumulated other comprehensive income			(4,260)	(5,751)
Deficit			(64,112)	(62,648)
Total Equity			27,046	26,942
Total liabilities and equity			$43,463	$42,284
Commitments and contingencies	9(a) & 9(d)
Subsequent events	8	(c)

2

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Income (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the three months ended March 31	Note		2020	2019

Revenue, net	6		$3,010	$4,880
Cost of goods sold	4 & 5		1,542	1,038
Gross profit			1,468	3,842

Expenses
Selling			2,069	4,128
General and administrative			800	935
Research and development			858	921
			3,727	5,984

Finance (income) costs:
Finance expense (income), net			73	(190)
Foreign exchange (gain) loss, net			(868)	881
			(795)	691
Net loss before income taxes			$(1,464)	$(2,833)
Income tax recovery
Current			—	(77)
			—	(77)
Net loss			$(1,464)	$(2,756)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries			1,491	(834)

Item that will not be reclassified to profit or loss:
Revaluation of investment in Sensible Medical at FVOCI	6		—	117
Other comprehensive income (loss), net of tax			1,491	(717)
Comprehensive income (loss)			$27	$(3,473)

Loss per share
Basic	8	(e)	$(0.14)	$(0.18)
Diluted	8	(e)	$(0.14)	$(0.18)

3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

Note			Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2018			$122,887	$1,949	$7,628	$1,268	$(50,138)	$83,594
Net loss for the three months ended March 31, 2019			—	—	—	—	(2,756)	(2,756)
Other comprehensive loss for the three months ended March 31, 2019			—	—	—	(717)	—	(717)

Transactions with owners, recorded directly in equity
Buy-back of common shares under normal course issuer bid	8	(b)	(1,131)	—	—	—	232	(899)
Share-based compensation	8	(c)	—	—	122	—	—	122
Total transactions with owners			(1,131)	—	122	—	232	(777)
Balance, March 31, 2019			$121,756	$1,949	$7,750	$551	$(52,662)	$79,344

Note			Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total
Balance, December 31, 2019			$85,364	$1,949	$8,028	$(5,751)	$(62,648)	$26,942
Net loss for the three months ended March 31, 2020			—	—	—	—	(1,464)	(1,464)
Other comprehensive income for the three months ended March 31, 2020			—	—	—	1,491	—	1,491

Transactions with owners, recorded directly in equity
Share-based compensation	8	(c)	—	—	77	—	—	77
Total transactions with owners			—	—	77	—	—	77
Balance, March 31, 2020			$85,364	$1,949	$8,105	$(4,260)	$(64,112)	$27,046

4

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the three months ended March 31	Note		2020	2019
Cash (used in) provided by:
Operating activities:
Net loss for the period			$(1,464)	$(2,756)
Adjustments for:
Current income tax recovery			—	(77)
Amortization of property, plant and equipment			75	122
Amortization of intangible assets	5		608	183
Share-based compensation	8	(c)	77	122
Write-down of inventories	4		207
Finance expense (income), net			73	(190)
Unrealized foreign exchange loss			401	867
Change in the following:
Accounts receivable			516	2,752
Inventories			(1,899)	(36)
Prepaid expenses			(110)	(341)
Accounts payable and accrued liabilities			680	(3,046)
Interest received, net			14	969
Royalties paid	7		—	(462)
Cash flows used in operating activities			(822)	(1,893)
Investing activities:
Investment in Sensible Medical	6		—	(6,337)
Redemption of short-term investments			—	2,313
Acquisition of property, plant and equipment			—	(164)
Acquisition of intangible assets	5 & 6		—	(7,038)
Cash flows used in investing activities			—	(11,226)
Financing activities:
Purchase of common shares under normal course issuer bid	8	(b)	—	(899)
Cash flows used in financing activities			—	(899)
Foreign exchange gain (loss) on cash held in foreign currency			545	(14)
Decrease in cash and cash equivalents			(277)	(14,032)
Cash and cash equivalents, beginning of period			12,965	24,139
Cash and cash equivalents, end of period			$12,688	$10,107

5

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary, Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement on December 14, 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAGTM. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM was made available in retail pharmacies throughout the United States.

On January 28, 2019, the Company became the exclusive marketing partner for the ReDS™ point of care system (“ReDS™”) in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure.

The Company’s ongoing research and development activities include the continued development and further implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company continues to seek to acquire or license additional cardiovascular products.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2019. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 12, 2020.

6

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

2.	Basis of preparation of financial statements (continued)

(b)	Basis of presentation

The Company is closely monitoring the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the liquidity, financial results and condition of the Company and its operating subsidiaries in future periods.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.
•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.
•	Financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value.
(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise. Additionally, the current period’s presentation of selling expenses have been presented separately from general and administration expenses on the condensed consolidated interim statements of net loss and comprehensive income (loss).

(d)	Use of estimates and judgments

The preparation of these condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2019:

•	Note 3(c)(i): The valuation of the investment in Sensible Medical
•	Note 3(c)(iii): The valuation of the royalty obligation
•	Note 3(e): The provisions for returns, chargebacks, rebates and discounts
•	Note 3(j): The measurement of intangible assets
•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions
7

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

3.	Accounts Receivable
	March 31, 2020	December 31, 2019
Trade accounts receivable	$9,641	$10,136
Other accounts receivable	59	80
	$9,700	$10,216

As at March 31, 2020, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 98% in aggregate (Customer A – 38%, Customer B – 33%, Customer C – 27%). As at December 31, 2019, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 28%, Customer C – 27%).

4.	Inventories
	March 31, 2020	December 31, 2019
Finished product available-for-sale	$6,966	$5,273
Unfinished product and packaging materials	1,054	1,055
	$8,020	$6,328

Inventories expensed as part of cost of goods sold during the three months ended March 31, 2020 amounted to $722 (2019 – $855). During the three months ended March 31, 2020, the Company wrote-off inventory of $207 (2019 – nil) that had expired or was otherwise unusable through cost of goods sold on the statement of loss and comprehensive loss.

8

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

5. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2018	$1,910	$15,484	$4,365	$770	$22,529
Additions (note 6)	7,038	8,930	—	—	15,968
Impairment	(6,959)	—	—	—	(6,959)
Transfers within intangible assets	(1,854)	1,457	—	—	(397)
Effect of movements in exchange rates	(135)	(942)	(209)	(37)	(1,323)
At December 31, 2019	$—	$24,929	$4,156	$733	$29,818
Effect of movements in exchange rates	—	2,301	384	68	2,753
At March 30, 2020	$—	$27,230	$4,540	$801	$32,571

Accumulated amortization and impairment losses	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2018	$205	$15,484	$4,365	$770	$20,824
Amortization	841	597	—	—	1,438
Impairment	(638)	—	—	—	(638)
Transfers within intangible assets	(397)	—	—	—	(397)
Effect of movements in exchange rates	(11)	(751)	(209)	(37)	(1,008)
At December 31, 2019	$—	$15,330	$4,156	$733	$20,219
Amortization	—	608	—	—	608
Effect of movements in exchange rates	—	1,448	384	68	1,900
At March 31, 2020	$—	$17,386	$4,540	$801	$22,727

Carrying amounts	Licenses	Patents and Drug Approvals	Trademarks	Customer list	Total
At December 31, 2019	$—	$9,599	$—	$—	$9,599
At March 31, 2020	$—	$9,844	$—	$—	$9,844

On September 30, 2019 the Company acquired ownership of ZYPITAMAGTM for the U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of U.S. $5,000 (CDN $6,622) and U.S. $2,000 (CDN $2,649) in deferred payments to be paid in equal instalments annually over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales. The Company previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition the Company obtained full control of marketing and pricing negotiation for ZYPITAMAGTM. Upon completion of the acquisition $8,930 was recorded within patents and drug approvals relating to the upfront and deferred payments and $1,457 was transferred from licenses to patents and drug approvals pertaining to the cost of the previously acquired license over ZYPITAMAGTM. The fair value of the deferred payments of $709 and $1,852 is recorded on the statement of financial position within current portion of acquisition payable and acquisition payable, respectively. The initial amortization period pertaining to the ZYPITAMAGTM intangible assets was 4.3 years with the remaining amortization period being 3.8 years as at March 31, 2020.

9

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

5. Intangible assets (continued)

The Company has considered indicators of impairment as at March 31, 2020 and December 31, 2019. The Company did not record any impairment as for the three months ended March 31, 2020 or 2019. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM.

With respect to the intangible asset related to ZYPITAMAGTM, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 13.25%, a cumulative aggregate growth rate of 300% over four years and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis as at March 31, 2020 or as at December 31, 2019 as the recoverable amount exceeded the carrying amount by approximately $2,400 and $1,600, respectively, at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value.  An eight percent (December 31, 2019 - seven percent) reduction in the sales growth forecast per year would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount as at March 31, 2020.

For the three months ended March 31, 2020, amortization of intangible assets totaling $608 (2019 - $183) is recorded within cost of goods sold.

6. Investment in Sensible Medical

On January 24, 2019, the Company acquired a 9.36% equity interest (7.71% on a fully-diluted basis) in Sensible Medical Innovations Ltd. (“Sensible”), and concurrently entered into an exclusive marketing and distribution agreement with Sensible to market ReDS™ in the United States. The Company acquired the investment and the rights for US$10,000 (CDN$13,351) plus US$68 (CDN$91) in directly attributable costs.

On completion of the transaction, the Company recorded the initial fair value assigned to the investment in Sensible Medical at $6,337 with the remainder attributed to the rights associated with the distribution agreement accounted for within intangible assets and ReDS™ demonstration units which were recorded within property, plant and equipment. $7,038 was recorded within intangible assets relating to the license acquired through the exclusive marketing and distribution agreement and $67 was recorded within property’ plant and equipment pertaining to ReDS™ demonstration devices acquired as part of the agreement.

The Company made an irrevocable election at initial recognition to recognize changes in the fair value of the investment in Sensible Medial through other comprehensive income (loss), as this is a strategic investment, and the Company considers this classification to be more relevant. As noted above, the initial fair value assigned to the investment upon initial recognition was $6,337. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,337 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower than expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement. The Company did not record any other comprehensive income during the three months ended March 31, 2020 as a result of the investment in Sensible Medical. During the three months ended March 31, 2019, the Company recorded other comprehensive income of $117 associated with the change in fair value of the investment in Sensible Medical.

The license was being amortized over the term of the license agreement which was equal to ten years. During the three months ended March 31, 2020, no amortization was recorded as the license was previously written down to nil. During the three months ended March 31, 2019, $117 of amortization was recorded within cost of goods sold pertaining to amortization of this license. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 resulting in a carrying value of nil as at March 31, 2020 and December 31, 2019.

10

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

6. Investment in Sensible Medical (continued)

The exclusive marketing and distribution agreement with Sensible included a period of co-exclusivity, whereby Sensible may sell, market, and distribute products directly to customers in select states of the United States using its own sales force. The Company is currently eligible to receive 20% of the revenue earned by Sensible from such sales during the co-exclusivity period, and may be eligible to receive up to 35% of the revenue earned by Sensible upon certain conditions being met. During the three months ended March 31, 2020, the Company recorded revenue of $89 (2019 - $103) relating to sales made by Sensible.

7. Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000, payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $902, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at March 31, 2020 of $2,186 (December 31, 2019 – $2,048) of which $1,010 (December 31, 2019 – $872) represents the current portion of the royalty obligation. The net change in the royalty obligation for the three months ended March 31, 2020 of $61 (2019 – $99) is recorded within finance expense (income), net on the condensed consolidated interim statements of net loss and comprehensive income (loss). Royalties for the three months ended March 31, 2020 totaled $81 2019 – $233) with no payments made during the three months ended March 31, 2020 (2019 – $462).

8. Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2018	15,547,812	$122,887
Shares issued upon exercise of stock options	8,001	37
Shares purchased and cancelled under a normal course issuer bid(1)	(751,800)	(5,955)
Shares purchased and cancelled under a substantial issuer bid(2)	(4,000,000)	(31,605)
Balance, shares outstanding December 31, 2019	10,804,013	$85,364
Balance, shares outstanding March 31, 2020	10,804,013	$85,364

11

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

8. Capital Stock (continued)

(b)	Shares issued and outstanding (continued)

(1)	On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2018 NCIB"). Under the terms of the 2018 NCIB, the Company could have acquired up to an aggregate of 794,088 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2018 NCIB was in place. The 2018 NCIB commenced on May 28, 2018 and ended on May 27, 2019.

On May 30, 2019, the Company announced that the TSX-V accepted the Company's notice of intention to make an additional normal course issuer bid (the "2019 NCIB"). Under the terms of the 2019 NCIB, the Company may acquire up to an aggregate of 761,141 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2019 NCIB is in place. The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as the Company may complete its maximum purchases allowed under the 2019 NCIB.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4,145. During the year ended December 31, 2019 the Company recorded $1,810 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $5,955.

(2)	On December 20, 2019, the Company completed a Substantial Issuer Bid (“SIB”) pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000 in cash. The Company incurred an additional $139 of transaction costs related to the SIB for a total aggregate purchase price paid of $26,139. During the year ended December 31, 2019, the Company recorded $5,466 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the three months ended March 31, 2020 and 2019 is as follows:

Three months ended March 31	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,428,408	$3.67	1,394,642	$3.91
Forfeited, cancelled or expired	(34,200)	(5.49)	(10,650)	(6.80)
Balance, end of period	1,394,208	$3.63	1,383,992	$3.89
Options exercisable, end of period	1,074,708	$2.95	1,077,242	$2.94

12

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

8. Capital Stock (continued)

(c)	Stock option plan (continued)

Options outstanding at March 31, 2020 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	3.10 years	$0.30	185,000
$0.31 - $3.00	539,433	2.05 years	$1.59	539,433
$3.01 - $4.00	29,000	0.65 years	$3.90	29,000
$4.01 - $5.00	236,000	4.24 years	$4.95	52,000
$5.01 - $7.30	404,775	2.50 years	$7.08	269,275
$0.30 - $7.30	1,394,208	2.66 years	$3.63	1,074,708

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three months ended March 31, 2020 is $77 (2019 – $122). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

Subsequent to March 31, 2020, 6,800 stock options, 2,500 with an exercise price of $1.90, 1,750 with an exercise price of $6.16 and 2,550 with an exercise price of $7.20, expired without exercise.

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,066 net of its pro-rata share of financing costs of $117 and were recorded in equity with a corresponding balance recorded as deferred financing costs which were netted against the associated long-term debt which has since been repaid in full.

Changes in the number of Canadian dollar denominated warrants outstanding during the three months ended March 31, 2020 and 2019 are as follows:

Three months ended March 31	2020		2019
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	900,000	$6.50
Balance, end of period	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50

13

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

8. Capital Stock (continued)

(e)	Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted loss per share computations for the three months ended March 31, 2020 and 2019:

Three months ended March 31	2020	2019
Weighted average shares outstanding for basic earnings per share	10,804,013	15,514,928
Effects of dilution from:
Stock options	—	—
Warrants	—	—
Weighted average shares outstanding for diluted earnings per share	10,804,013	15,514,928

Effects of dilution from 1,394,208 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the three months ended March 31, 2020 as they are anti-dilutive. Effects of dilution from 1,383,992 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the three months ended March 31, 2019 as they are anti-dilutive.

9. Commitments and contingencies

(a)	Commitments

As at March 31, 2020, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2020 - remaining	$1,983
2021	1,340
2022	1,340
2023	213
2024	213
$5,089

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2020, the Company renewed its business and administration services agreement with GVI, as described in note 10(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S. $100, with an additional U.S. $400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S. $400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 9(d) and is recorded within accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

14

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

9. Commitments and contingencies (continued)

(a)	Commitments (continued)

On December 14, 2017 the Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAGTM on September 30, 2019 as described in note 5.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of the Birmingham debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three months ended March 31, 2020 totaled $81 (2019 – $233) with no payments made during the three months ended March 31, 2020 (2019 – $462).

Beginning with the acquisition of ZYPITAMAGTM (note 5), completed on September 30, 2019, the Company is obligated to pay royalties to Zydus subsequent to the acquisition date on net sales of ZYPITAMAGTM. During the three months ended March 31, 2020, the Company recorded $5 in royalties in regards to ZYPITAMAGTM which is recorded within cost of goods sold on the condensed consolidated interim statement of net loss and comprehensive income for the three months ended March 31, 2020 and within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position as at March 31, 2020.

The Company is obligated to pay royalties on any future net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

15

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

9. Commitments and contingencies (continued)

(d)	Contingencies (continued)

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net loss and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

10. Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. Beginning on July 1, 2019, the Company appointed a new President and Chief Operating Officer who was considered key management personnel for the three months ended March 31, 2020. The then existing President retained the title of Chief Executive Officer and remains included in key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel for the three months ended March 31, 2019.

In addition to their salaries, the Company also provides non-cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

Three months ended March 31	2020	2019
Salaries, fees, and short-term benefits	$172	$170
Share-based payments	56	93
	$228	$263

(b)	Transactions with related parties

Directors and key management personnel control 23% of the voting shares of the Company as at March 31, 2020 (December 31, 2019 – 23%).

During the three months ended March 31, 2020 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21 (2019 – $21) for business administration services, $59 (2019 – $77) in rental costs and $10 (2019 – $12) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three months ended March 31, 2020, the Company paid GVI CDS $58 (2019 – $253) for clinical research services.

16

Notes to the Condensed Consolidated Interim Financial Statements

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

10. Related party transactions (continued)

(b)	Transactions with related parties (continued)

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three months ended March 31, 2020, the Company did not pay CanAm any amounts (2019 – $67) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at March 31, 2020, included in accounts payable and accrued liabilities is $123 (December 31, 2019 – $95) payable to GVI and $67 (December 31, 2019 – $56) payable to GVI CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were no amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at March 31, 2020 or December 31, 2019. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

11. Segmented information

Revenue generated from external customers from the marketing and distribution of commercial products for the three months ended March 31, 2020, and 2019 was 100% from sales to customers in the United States.

During the three months ended March 31, 2020, 100% of total revenue was generated from six customers. Customer A accounted for 37%, Customer B accounted for 34% and Customer C accounted for 26% and the remaining three customers accounted for approximately 3% of revenue.

During the three months ended March 31, 2019, 100% of total revenue was generated from seven customers. Customer A accounted for 37%, Customer B accounted for 29%, Customer C accounted for 28% and Customer D accounted for 6% and the remaining three customers accounted for less than 1% of revenue.

Property, plant and equipment and intangible assets are located in the following countries:

	March 31, 2020	December 31, 2019
Canada	$1,207	$1,282
Barbados	9,844	9,599
	$11,051	$10,881

17